UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 8, 2022

VELODYNE LIDAR, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38703	83-1138508
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5521 Hellyer Avenue San Jose, California	95138
(Address of principal executive offices)	(Zip Code)

(669) 275-2251

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value	VLDR	The Nasdaq Stock Market LLC
Warrants, each exercisable for three-quarters of one share of common stock	VLDRW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02.	Results of Operations and Financial Condition.

On November 8, 2022, Velodyne Lidar, Inc. (the “Company” or “Velodyne”) issued a press release reporting its financial results for the quarter ended September 30, 2022. The press release is attached to this Current Report on Form 8-K as Exhibit 99.1.

As provided in General Instruction B.2 of Form 8-K, the information in this Item 2.02 and the exhibit hereto are “furnished” and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of such section nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press Release Issued by the Company on November 8, 2022 (earnings)

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VELODYNE LIDAR, INC.

DATE: November 8, 2022	By:	/s/ Mark Weinswig
Mark Weinswig
Chief Financial Officer

Exhibit 99.1

Velodyne Lidar Reports Third Quarter 2022 Financial Results

Reported Q3 2022 billings of $12.5 million and revenue of $9.6 million

SAN JOSE – November 8, 2022 – Velodyne Lidar, Inc. (NASDAQ: VLDR, VLDRW), a leading lidar company known worldwide for its broad portfolio of breakthrough lidar technologies, today announced financial results for its third quarter, which ended September 30, 2022.

“We delivered another solid quarter, experiencing strong demand while making significant progress on initiatives to improve our gross margin and lower our cost structure,” said Dr. Ted Tewksbury, CEO of Velodyne Lidar. “Our growing customer traction across multiple markets, as evidenced by the agreements we have recently announced, further validates Velodyne’s position as a go-to supplier of affordable lidar solutions that deliver the performance needed to navigate complex indoor and outdoor industrial and factory settings. The acquisition of Bluecity further bolsters our ability to deliver end-to-end system solutions by integrating software and hardware, providing us with a competitive advantage in multiple end markets.

“A critical element of our previously announced gross margin improvement plan was the transition of Velodyne’s production to our contract manufacturer in Thailand, which is progressing on schedule,” continued Dr. Tewksbury. “We also implemented a cost rationalization plan in the third quarter to better align our operating expense structure with revenue expectations. We saw an initial benefit from these actions in the third quarter and expect further improvements in the coming quarters.

“In addition, yesterday we announced a proposed all-stock merger with Ouster to accelerate the adoption of lidar in fast-growing global markets while strengthening our financial position,” continued Dr. Tewksbury. “The transaction is expected to be completed in the first half of 2023, at which time I will serve as Executive Chairman of the Board and Ouster’s CEO Angus Pacala will serve as CEO. As one combined company, we expect to unlock significant synergies in order to scale and deliver industry-leading solutions for customers while accelerating time to profitability and enhancing value for shareholders.”

Third Quarter 2022 Financial Summary

•

Total revenue for the third quarter of 2022 was approximately $9.6 million and includes an approximately $2.9 million contra revenue impact from the Amazon warrant. This compares with total revenue of $11.5 million, which included an approximately $1.0 million impact from the Amazon warrant in the second quarter.

•	Billings were $12.5 million, flat with the second quarter. Please see the Billings Metric definition below.

•

GAAP gross loss was $10.9 million. This compares with a GAAP gross loss of $7.1 million in the second quarter of 2022. The third quarter gross loss was negatively impacted by $4.6 million from inventory reserves and losses related to a product transition and $2.4 million from terminated contracts.

•	Non-GAAP gross loss was $3.3 million. This compares with a non-GAAP gross loss of $4.2 million in the second quarter of 2022.

•	GAAP operating expenses were $31.4 million, compared with $37.5 million in the second quarter of 2022.

•	Non-GAAP operating expenses were $25.1 million, compared with $31.8 million in the second quarter of 2022. The reduction reflects the implementation of the ongoing cost rationalization plan.

•	GAAP net loss was $41.6 million, or $(0.19) per share. This compares with a GAAP net loss of $44.3 million, or $(0.22) per share, in the second quarter of 2022.

•	Non-GAAP net loss was $27.6 million, or $(0.13) per share. This compares with a non-GAAP net loss of $35.7 million, or $(0.18) per share, in the second quarter of 2022.

•	The Company had $220.1 million in cash and short-term investments as of September 30, 2022, compared with $229.2 million as of June 30, 2022.

A reconciliation between GAAP and non-GAAP information is provided in the tables below.

Fourth Quarter 2022 Outlook

Demand remains robust across our entire business. We expect billings for the fourth quarter to be between $13 million and $15 million and revenue to be between $12 million and $14 million. The difference is due to estimated non-cash contra revenue of up to $1 million related to the Amazon warrants.

“Our gross margin improvement plans are in full motion and, when combined with the company-wide cost rationalization efforts, we are reducing cash usage and driving toward breakeven,” said Dr. Tewksbury.

Recent Corporate Highlights

•	Acquired software company Bluecity, further strengthening our portfolio of solutions for intelligent infrastructure.

•	Announced the proposed merger of equals with Ouster, Inc. (NYSE: OUST) on November 7, 2022.

•	Signed a multi-year sales agreement with Stanley Robotics to provide our Puck and Velarray M1600 lidar sensors for an automated valet parking solution.

•

Signed a multi-year sales agreement with Yamaha Motor to provide our Puck lidar sensors for eve autonomy’s autonomous goods transport service. eve autonomy is a joint venture between Yamaha Motor and Tier IV Incorporated and provides logistical support for factories to improve efficiency and safety.

•

Signed a new multi-year agreement with long-time partner Visimind to provide Velodyne’s Puck and Ultra Puck lidar sensors for multiple applications. Visimind is a provider of airborne and portable mapping solutions for major European energy distributors.

•	Made significant progress on the transition of manufacturing to our low-cost partner in Thailand.

Conference Call Information

Velodyne will host a conference call and live webcast for analysts and investors at 1:30 p.m. Pacific Time / 4:30 p.m. Eastern Time today, November 8, 2022. Participants in the United States and Canada can access the call by dialing 844-890-1797 or 412-317-5487. The live and recorded webcast will be accessible on Velodyne’s investor relations website here. A telephonic replay of the conference call will be available through November 22, 2022. To access the replay, parties in the United States should call 1-877-344-7529, in Canada 855-669-9658 and internationally 412-317-0088 and enter the passcode 8759187.

Billings Metric

The third quarter of 2022 includes the accounting for the warrants associated with the Amazon agreement that was announced on February 4, 2022. The primary impact for the accounting of the Amazon warrants is that reported revenues will diverge from cash flow.

As a result, Velodyne is expanding the financial information provided by including a billings metric. Billings represents the dollar value of products and services provided during the current period and invoiced to the customer. Management uses this metric to track commercial growth, establish performance targets and make budgetary and operating decisions. Billings excludes the effect of the contra revenue recognized in connection with the Amazon warrants.

Non-GAAP Financial Measures

In addition to our results determined in accordance with generally accepted accounting principles in the United States (GAAP), we believe the non-GAAP measures of non-GAAP gross profit (loss), non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating loss, non-GAAP net loss and non-GAAP net loss per share are useful in evaluating our operating performance. Certain of these non-GAAP measures exclude a discontinued product line, inventory reserves and losses related to a product transition, terminated contract expense, stock-based compensation and related employer payroll taxes, litigation settlements and amortization of acquisition-related intangibles assets. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and assists in comparisons with other companies, some of which use similar non-GAAP information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. Reconciliation tables of the most comparable GAAP financial measures to the non-GAAP financial measures are used in this press release.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook and market positioning. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including: the impact on our operations and financial condition from the effects of the current COVID-19 pandemic both on Velodyne’s business and those of its customers and suppliers; supply chain issues in the semiconductor market; Velodyne’s ability to execute its business plan; the timing of revenue from existing customers, including uncertainties related to the ability of Velodyne’s customers to commercialize their products and the ultimate market acceptance of these products; uncertainties related to Velodyne Lidar’s estimates of the size of the markets for its products and future revenue opportunities, including projects that are not yet signed or awarded; charges related to the vesting of the Amazon Warrant; the rate and degree of market acceptance of Velodyne Lidar’s products in a variety of industries; the success of other competing lidar and sensor-related products and services that exist or may become available; rising costs adversely affecting Velodyne’s profitability; uncertainties related to Velodyne Lidar’s current litigation and potential litigation involving Velodyne Lidar or the validity or enforceability of Velodyne Lidar’s intellectual property; the risk that the proposed merger with Ouster may be delayed or not occur at all for a variety of reasons, including the failure of either party to obtain a shareholder vote or delays in obtaining such vote, or termination of the agreement by either party under customary termination rights; disruptions to our business during the pendency of the proposed merger, including management distraction as well as the response of business partners and employees; the risk of negative publicity and litigation as a result of the proposed merger; the diversion of management time in connection with the proposed merger; customary operating covenants in the merger agreement that limit Velodyne Lidar’s ability to engage in certain actions without the consent of Ouster (which shall not be unreasonably withheld); the risk that the combined company may fail to realize the anticipated benefits and cost savings from the merger; Velodyne Lidar’s ability to partner with and rely on third party manufacturers; general economic and market conditions impacting demand for Velodyne Lidar’s products and services; and changes in applicable laws or regulations.

Given these factors, as well as other variables that may affect Velodyne Lidar’s operating results, you should not rely on forward-looking statements, assume that past financial performance will be a reliable indicator of future performance, or use historical trends to anticipate results or trends in future periods. The forward-looking statements included in this press release relate only to events as of the date hereof. Velodyne Lidar undertakes no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

About Velodyne Lidar, Inc.

Velodyne Lidar (Nasdaq: VLDR, VLDRW) ushered in a new era of autonomous technology with the invention of real-time surround view lidar sensors. Velodyne, a global leader in lidar, is known for its broad portfolio of breakthrough lidar technologies. Velodyne’s revolutionary sensor and software solutions provide flexibility, quality and performance to meet the needs of a wide range of industries, including robotics, industrial, intelligent infrastructure, autonomous vehicles and advanced driver assistance systems (ADAS). Through continuous innovation, Velodyne strives to transform lives and communities by advancing safer mobility for all.

Investor Contact

Darrow Associates, Inc.

InvestorRelations@velodyne.com

Media Contact:

Velodyne Lidar

Jane Maynard

PR@velodyne.com

VELODYNE LIDAR, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	September 30, 2022	December 31, 2021
Assets
Current assets:
Cash and cash equivalents	$51,487	$24,064
Short-term investments	168,570	270,357
Accounts receivable, net	6,129	8,881
Inventories, net	11,498	9,299
Prepaid and other current assets	8,201	14,822

Total current assets	245,885	327,423
Property, plant and equipment, net	11,684	14,710
Operating lease right-of-use (ROU) assets	16,727	16,891
Goodwill	1,189	1,189
Intangible assets, net	402	724
Contract assets	9,182	12,962
Other assets	851	1,522

Total assets	$285,920	$375,421

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$5,001	$5,105
Accrued expense and other current liabilities	31,074	33,028
Operating lease liabilities, current	3,062	2,623
Contract liabilities, current	5,456	6,348

Total current liabilities	44,593	47,104
Operating lease liabilities, non-current	14,674	15,210
Contract liabilities, non-current	9,841	12,740
Long-term tax liabilities	459	443
Other long-term liabilities	814	661

Total liabilities	70,381	76,158

Commitments and contingencies
Stockholders’ equity:
Preferred stock	—	—
Common stock	23	20
Additional paid-in capital	877,935	825,988
Accumulated other comprehensive loss	(1,103)	(412)
Accumulated deficit	(661,316)	(526,333)

Total stockholders’ equity	215,539	299,263

Total liabilities and stockholders’ equity	$285,920	$375,421

VELODYNE LIDAR, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended			Nine Months Ended

	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenue:
Product	$7,442	$9,652	$11,782	$21,456	$34,345
License and services	2,199	1,855	1,278	5,872	10,037

Total revenue	9,641	11,507	13,060	27,328	44,382
Cost of revenue:
Product	20,353	18,347	17,716	53,896	52,555
License and services	165	257	84	689	433

Total cost of revenue	20,518	18,604	17,800	54,585	52,988

Gross loss	(10,877)	(7,097)	(4,740)	(27,257)	(8,606)
Operating expenses:
Research and development	16,918	18,757	20,221	56,972	55,608
Sales and marketing	4,878	5,340	6,547	16,223	60,798
General and administrative	9,583	13,430	23,271	35,330	59,440

Total operating expenses	31,379	37,527	50,039	108,525	175,846

Operating loss	(42,256)	(44,624)	(54,779)	(135,782)	(184,452)
Interest income	732	294	109	1,253	321
Interest expense	—	—	(6)	(3)	(83)
Other income (expense), net	2	(110)	(22)	(104)	10,097

Loss before income taxes	(41,522)	(44,440)	(54,698)	(134,636)	(174,117)
Provision for (benefit from) income taxes	41	(141)	14	347	649

Net loss	$(41,563)	$(44,299)	$(54,712)	$(134,983)	$(174,766)
Net loss per share:
Basic and diluted	$(0.19)	$(0.22)	$(0.28)	$(0.66)	$(0.91)

Weighted-average shares used in computing net loss per share:
Basic and diluted	213,518,699	198,947,058	196,204,671	203,504,556	192,835,674

VELODYNE LIDAR, INC. AND SUBSIDIARIES

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

(In thousands, except share and per share data)

(Unaudited)

	Three Months Ended			Nine Months Ended

	September 30, 2022	June 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Gross loss on GAAP basis	$(10,877)	$(7,097)	$(4,740)	$(27,257)	$(8,606)
Gross margin on GAAP basis	(113)%	(62)%	(36)%	(100)%	(19)%
Discontinued product line	—	2,151	—	2,151	—
Inventory reserves and losses related to product transition	4,608	—	—	4,608	—
Terminated contract expense	2,436	—	—	2,436	—
Stock-based compensation and related employer payroll taxes	565	767	545	1,860	1,807

Gross loss on non-GAAP basis	$(3,268)	$(4,179)	$(4,195)	$(16,202)	$(6,799)

Gross margin on non-GAAP basis	(34)%	(36)%	(32)%	(59)%	(15)%
Operating expenses on GAAP basis	$31,379	$37,527	$50,039	$108,525	$175,846
Terminated contract expense	(1,064)	—	—	(1,064)	—
Stock-based compensation and related employer payroll taxes	(4,370)	(5,600)	(16,262)	(14,444)	(83,233)
Legal settlements	—	—	(275)	—	(1,520)
Amortization of acquisition-related intangible assets	—	(96)	(96)	(192)	(288)
Severance	(894)	—	—	(894)	—

Operating expenses on non-GAAP basis	$25,051	$31,831	$33,406	$91,931	$90,805

Operating loss on GAAP basis	$(42,256)	$(44,624)	$(54,779)	$(135,782)	$(184,452)
Discontinued product line	—	2,151	—	2,151	—
Inventory reserves and losses related to product transistion	4,608	—	—	4,608	—
Terminated contract expense	3,500	—	—	3,500	—
Stock-based compensation and related employer payroll taxes	4,934	6,367	16,807	16,303	85,040
Legal settlements	—	—	275	—	1,520
Amortization of acquisition-related intangible assets	—	96	96	192	288
Severance	894	—	—	894	—

Operating loss on non-GAAP basis	$(28,320)	$(36,010)	$(37,601)	$(108,134)	$(97,604)

Other income (expense), net on GAAP basis	$2	$(110)	$(22)	$(104)	$10,097
Gain from forgiveness of PPP loan	—	—	—	—	(10,124)

Other income (expense), net on non-GAAP basis	$2	$(110)	$(22)	$(104)	$(27)

Net loss on GAAP basis	$(41,563)	$(44,299)	$(54,712)	$(134,983)	$(174,766)
Discontinued product line	—	2,151	—	2,151	—
Inventory reserves and losses related to product transition	4,608	—	—	4,608	—
Terminated contract expense	3,500	—	—	3,500	—
Stock-based compensation and related employer payroll taxes	4,934	6,367	16,807	16,303	85,040
Legal settlements	—	—	275	—	1,520
Amortization of acquisition-related intangible assets	—	96	96	192	288
Severance	894	—	—	894	—
Gain from forgiveness of PPP loan	—	—	—	—	(10,124)

Net loss on non-GAAP basis	$(27,627)	$(35,685)	$(37,534)	$(107,335)	$(98,042)

Net loss per share on GAAP basis
Basic and diluted	$(0.19)	$(0.22)	$(0.28)	$(0.66)	$(0.91)

Weighted-average shares on GAAP basis
Basic and diluted	213,518,699	198,947,058	196,204,671	203,504,556	192,835,674
Net loss per share on non-GAAP basis

Basic and diluted	$(0.13)	$(0.18)	$(0.19)	$(0.53)	$(0.51)

Weighted-average shares on non-GAAP basis
Basic and diluted	213,518,699	198,947,058	196,204,671	203,504,556	192,835,674